JOSEPH F. LAWRENCE, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

                   v.

ROBERT M. AQUILINA, FRANK BAKER, PETER BERGER, JOHN F. JASTREM, COLIN J. O’BRIEN, WARREN E. PINCKERT, MICHAEL SEEDMAN, ANDREW VOGEL, MEDQUIST INC., and MEDQUIST HOLDINGS INC.

Defendants.
: : : : : : : : : : : : : : : :	SUPERIOR COURT OF NEW JERSEY BURLINGTON COUNTY: CHANCERY DIVISION DOCKET NO. C-018-11
SHAREHOLDER CLASS ACTION COMPLAINT
     Plaintiff Joseph F. Lawrence, by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this matter on behalf of all stockholders of MedQuist Inc. (“MedQuist” or the “Company”) to remedy the Defendants’ (defined herein) breaches of fiduciary duty in connection with a coercive exchange offer transaction (the “Exchange Offer” or the “Exchange”) orchestrated by MedQuist’s majority stockholder, MedQuist Holdings Inc. (“Holdings”) and carefully designed by Holdings to avoid shareholder protections in New Jersey law. Under the terms of the Exchange Offer, for each share of MedQuist stock, the Company’s minority shareholders will receive one share of Holdings’ stock, which began public trading on February 4, 2011 at $8.00 a share (the “IPO”), well below the $10.00 to $12.00 per share price that Holdings repeatedly represented it anticipated for the IPO. Holdings and MedQuist’s Board of Directors have, further, failed to provide MedQuist’s minority stockholders with the full material factual disclosures necessary for the stockholders to make an informed decision whether to tender into the Exchange. As a result of these breaches, MedQuist minority stockholders suffer irreparable harm, and injunctive relief is necessary.
     2. The Exchange Offer commenced on February 3, 2011 and is currently scheduled to expire on March 4, 2011. It is designed to circumvent New Jersey’s Shareholders Protection Act (the “Act”), which prohibits Holdings’ acquisition of the remaining minority shareholder stake in MedQuist through a merger.
     3. In order to acquire the remaining MedQuist minority stake and — at least in Holdings’ view — not violate the Act, Holdings has embarked on an elaborate corporate reorganization that includes (i) a private exchange agreement to acquire approximately 12.7% of MedQuist’s stock, (ii) causing MedQuist to refinance its debt and fund a large special dividend, (iii) causing MedQuist to license its trade name to Holdings’ predecessor, CBaySystems Holdings Limited (“CBay”), (iv) redomiciling CBay from a British Virgin Islands Corporation to form Holdings as a Delaware Corporation, (v) effecting the IPO, (vi) listing Holdings’ shares on the NASDAQ Global Market, and (vii) consummating the Exchange Offer.
     4. Holdings is bullying MedQuist’s remaining minority shareholders into tendering into the Exchange Offer through threats made in its public filings, including the prospectus relating to the Exchange Offer filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2011 (the “Prospectus”). MedQuist minority shareholders have been told that after the Exchange Offer expires, MedQuist could be delisted or experience a significant reduction in liquidity and public float. Furthermore, Holdings provides no assurance it will purchase further MedQuist shares after the Exchange Offer. The message is clear: “tender or else.”
     5. The MedQuist board of directors (the “Board”) is dominated by affiliates of Holdings’ controlling shareholder S.A.C. Private Capital Group, LLC (“SAC”). The Board

belatedly assigned the task of reviewing the Exchange Offer to its purportedly independent Audit Committee. However, by that time CBay’s plan was essentially a fait accompli. Three of the four Audit Committee members were appointed to the Board by the SAC Defendants. In addition, the Audit Committee members and the SAC-affiliated directors share numerous professional affiliations that further call into question the Committee’s independence. Not surprisingly, the Audit Committee has rubber-stamped the Exchange Offer, affirming Holdings’ coercive squeeze-out of the minority shareholders they are charged with protecting. The Audit Committee’s endorsement came prior to the IPO and with little understanding of the value of Holdings’ stock other than the highly speculative $10.00-$12.00 range that Holdings repeatedly cited in its public filings. That the IPO price was ultimately $8.00, well below Holdings’ estimate, underscores the Audit Committee’s lack of diligence in evaluating the Exchange Offer and its determination to recommend the Exchange at all costs.
     6. Plaintiff seeks injunctive and other equitable relief in connection with the Exchange Offer. Holdings’ acquisition of MedQuist must satisfy the entire fairness standard which requires both procedural and financial fairness to MedQuist’s minority public stockholders. Given Holdings’ majority ownership of MedQuist and the coercive nature of the Exchange Offer, the Exchange Offer cannot be procedurally fair. Likewise, the facially inadequate offer price of one share of Holdings stock cannot be financially fair. Accordingly, injunctive relief is necessary to protect the interests of MedQuist’s minority stockholders and ensure that MedQuist’s minority shareholders receive fair terms in exchange for their valuable MedQuist stock. In addition, Plaintiff seeks relief under N.J. Stat. §14A: 12-7 seeking the appointment of one or more provisional directors to the Board as such an appointment may be in the best interests of the Company and its shareholders.

PARTIES
     7. Plaintiff is the owner of MedQuist common stock, and has been the owner of such stock continuously since prior to the wrongs complained of herein.
     8. Defendant MedQuist is a New Jersey corporation with its principal executive offices located at 1000 Bishops Gate Boulevard, Suite 300, Mount Laurel, New Jersey. MedQuist is a leading provider of medical transcription software technology and services in the United States, with a customer base of more than 1,500 healthcare organizations. MedQuist stock trades on the NASDAQ stock exchange under the symbol “MEDQ.”
     9. Defendant Holdings is a Delaware corporation with principal executive offices located at 9009 Carothers Parkway, Franklin Tennessee. Holdings is a provider of integrated clinical documentation solutions for the U.S. healthcare system, serving more than 2,400 hospitals, clinics, and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. On January 27, 2011, Holdings changed its name from CBaySystems Holdings Limited to MedQuist Holdings Inc. and redomiciled from a British Virgin Islands company to a Delaware corporation. In connection with the redomiciliation, Holdings adjusted the number of its shares outstanding through a reverse share split pursuant to which every 4.5 shares of Holdings common stock outstanding prior to redomiciliation was converted into one share of Holdings common stock upon redomiciliation. Holdings began operation in 1998 and is a leading provider of integrated clinical documentation solutions for the U.S. healthcare system, though a significant portion of Holdings’ operations is located in India. Holdings maintains a 69.5% stake in MedQuist.
     10. Defendant Robert M. Aquilina (“Aquilina”) is MedQuist’s Chairman of the Board, a position he has held since August 2008. He is also chairman and Chief Executive Officer of

Holdings, a position he has held since August 2008. He has served as an executive partner, a senior operating consultant role, to SAC since 2007. Prior to that he served as an industrial partner at Ripplewood Holdings LLC.
     11. Defendant Frank Baker (“Baker”) has served as a director of MedQuist since August 2008. Baker is also a director of Holdings, a position he’s held since August 2008. He is a managing director and co-founder of SAC, and prior to establishing SAC in 2007, he was a managing director at Ripplewood Holdings LLC.
     12. Defendant Peter E. Berger (“Berger”) has served as a director of MedQuist since August 2008. Berger is also a director of Holdings, a position he’s held since August 2008. He is a managing director and co-founder of SAC, and from 1995-1998 and 2000-2006, he was a founding member of Ripplewood Holdings LLC (Ripplewood).
     13. Defendant John F. Jastrem (“Jastrem”) has served as a director of MedQuist since September 2008 and is a member of the Board’s Audit Committee.
     14. Defendant Colin J. O’Brien (“O’Brien”) has served as a director of MedQuist since September 2008 and is a member of the Board’s Audit Committee.
     15. Defendant Warren E. Pinckert (“Pinckert”) has served as a director of MedQuist since February 2008 and currently serves as chairman of the Audit Committee.
     16. Defendant Michael Seedman (“Seedman”) has served as a director of MedQuist since August 2008. Seedman is also Chief Technology Officer and a director of Holdings, positions he’s held since August 2008. Seedman has served as an executive partner, a senior operating consultant role, to SAC since 2007. He was previously an industrial partner with Ripplewood Holdings LLC.

     17. Defendant Andrew Vogel (“Vogel”) has served as a director of MedQuist since September 2008 and is a member of the Audit Committee.
     18. Defendants Aquilina, Baker, Berger, and Seedman will be referred to collectively herein as the “SAC Defendants.” Defendants Jastrem, O’Brien, Pinckert, and Vogel will be referred to herein as the “Audit Committee Defendants.” The SAC Defendants and Audit Committee Defendants are referred to collectively as the “Individual Defendants.” MedQuist, Holdings and the Individual Defendants are referred to herein as the “Defendants.”
CLASS ACTION ALLEGATIONS
     19. Plaintiff brings this action individually and as a class action on behalf of all common stockholders of MedQuist (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
     20. This action is properly maintainable as a class action.
     21. The Class is so numerous that joinder of all members is impracticable. As of December 31, 2010 there were approximately 37,555,893 shares of MedQuist common stock outstanding.
     22. There are questions of law and fact which are common to the Class including, inter alia, the following:
(a)	whether the Exchange Offer is unfair to the Class;

(b)	whether the Exchange Offer inadequately values MedQuist;

(c)	whether the Exchange Offer is both procedurally and financially fair to the Company’s minority shareholders;

(d)	whether Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

(e)	whether Holdings so dominates MedQuist that the Individual Defendants are not independent and are not capable of discharging their fiduciary duties to Plaintiff and the Class;

(f)	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

(g)	whether Plaintiff and the Class are entitled to injunctive relief or damages.
     23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All minority MedQuist stockholders face the same threat that Holdings will use its dominating position over MedQuist to force an acquisition that is not financially and procedurally fair to MedQuist’s minority stockholders. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

     25. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.
SUBSTANTIVE ALLEGATIONS
     26. MedQuist was established in 1970 as Transcriptions Ltd., one of the first companies to develop a computer-based medical transcription package that replaced tape and cassette recorders with digital recording equipment. MedQuist purchased Transcriptions Ltd. in May 1994. The Company proceeded to grow through sales and acquisitions of smaller transcription service organizations and entered the coding market by purchasing an ownership interest in A-Life Medical. Royal Philips Electronics (“Philips”) purchased approximately 60 percent of MedQuist in June 2000, and Philips later increased its stake in the Company to approximately 69.5 percent. The Company completed additional strategic acquisitions in 2001 and 2002 including Lanier Healthcare, Speech Machines and Digital Voice, Inc.
CBay Acquires Control of MedQuist
     27. On November 2, 2007, Philips publicly announced its decision to sell its entire interest in MedQuist. MedQuist subsequently announced its intent to consider selling the entire company. MedQuist formed a special committee of directors charged with evaluating proposals that MedQuist received regarding the sale of the Company. CBay expressed interest in acquiring the entire company and proposed two alternatives: (1) acquire 100% of the Company at the same price and on substantially the same terms as offered to Philips or (2) acquire up to 100% of the Company in a merger which offered the Company’s minority shareholders the option to receive either the same consideration offered to Philips or to remain MedQuist shareholders. The special committee rejected CBay’s proposal, and subsequently Philips agreed to sell CBay its 69.5% stake in MedQuist shares for $11 per share in August 2008.
     28. CBay’s purchase of Phillips’ stake in the Company coincided with SAC acquiring a majority interest in CBay for $124 million. CBay has always intended to finish what it started: “[s]ince our acquisition of the majority ownership stake in MedQuist Inc., our management and directors have been aware that further consolidating our operations with those of MedQuist Inc. could lead to substantial overhead reductions and allow us to capitalize on our underlying technology, healthcare domain expertise and attractive long-term relationships with customers of MedQuist Inc.” Indeed, immediately after acquiring Philips stake, four of MedQuist’s existing directors resigned and were replaced by defendants Anguila, Baker, Berger and Seedman. The Board expanded shortly thereafter to include defendants Jastrem, O’Brien and Vogel.
     29. Even with a new slate of directors, CBay faced a daunting challenge to its plan to squeeze out the remaining minority shareholders of MedQuist, namely New Jersey corporate law designed to protect minority shareholder interests. As a New Jersey Corporation, MedQuist is subject to New Jersey’s Shareholders Protection Act, which provides in part the following five-year restrictions on business combinations1 between a New Jersey corporation such as MedQuist and an interested stockholder2 such as CBay:
§ 14A:10A-4. 5-year restriction.

Notwithstanding anything to the contrary contained in this act (except section 6 of this act), no resident domestic corporation

[1]	New Jersey’s Shareholders Protection Act defines “business combinations” in part as: “any merger or consolidation of that resident domestic corporation or any subsidiary of that resident domestic corporation with (a) that interested stockholder or (b) any other corporation (whether or not it is an interested stockholder of that resident domestic corporation) which is, or after a merger or consolidation would be, an affiliate or associate of that interested stockholder...”

[2]	New Jersey’s Shareholder Protection Act defines “interested stockholder” in part as “the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of that resident domestic corporation...”

shall engage in any business combination with any interested stockholder of that resident domestic corporation for a period of five years following that interested stockholder’s stock acquisition date unless that business combination is approved by the board of directors of that resident domestic corporation prior to that interested stockholder’s stock acquisition date.
     30. Having obtained its majority stake in MedQuist in 2008, CBay was aware of the protections of New Jersey law that would prevent it from acquiring the MedQuist minority stake. It acknowledged in the Prospectus that “our management also considered a merger transaction [to acquire the MedQuist minority stake], but due to certain provisions of New Jersey corporate law, a merger transaction was deemed not to be a viable option at this time.”
     31. With its plans for a merger thwarted by the protections afforded to minority shareholders under New Jersey law, CBay set about planning and executing an elaborate corporate reorganization that would ultimately allow CBay to acquire the MedQuist minority stake.
     32. CBay’s reorganization contemplated acquiring substantial additional MedQuist shares in a private exchange transaction, causing MedQuist to refinance its debt and issue a substantial special dividend, delisting its shares from the Alternative Investment Market (“AIM”) of the London Stock Exchange, redomiciling from a British Virgin Islands corporation to a Delaware corporation, completing the IPO, successfully listing its shares on the NASDAQ Global Market and conducting an exchange offer for the remaining MedQuist minority shares.
The Private Exchange, Special Dividend and the Coercive Exchange Offer
     33. In light of its inability to squeeze out MedQuist minority shareholders through a merger under New Jersey law, Holdings determined that “the most efficient and expeditious manner” to acquire the MedQuist minority stake would be through a two-tiered private (the “Private Exchange”) and public exchange offer. The Private Exchange resulted in Holdings locking up an additional 12.7% of MedQuist stock, which will increase its stake in the Company to 82.2%. The following MedQuist stockholders entered into the Private Exchange: Costa Brava Partnership III, L.P. (2,473,698 shares or 6.5%), New Castle Partners, L.P. (1,111,706 shares or 3.0%), Black Horse Capital Mgmt. LLC (1,150,295 shares or 3.1%) and American Hallmark Ins. Co. of Texas (41,460 shares or 0.1%).
     34. These stockholders were to receive 4.2459 CBay shares for each MedQuist share, subject to adjustments. This was subsequently amended to 4.5 shares. The Exchange Agreement recited CBay’s intentions to “acquire all of the outstanding shares” of MedQuist and continued an express acknowledgement that CBay would seek to acquire other MedQuist shares on terms that might differ. Section 7.1(c) made it a condition of the exchange that on or prior to October 7, 2010, the MedQuist board have declared a special dividend of not less than $4.20 per share. CBay was required under Section 7.1(e) to reincorporate in Delaware and under Section 7.1(g) to complete a public offering of its shares by January 31, 2011, later extended to February 28, 2011.
     35. On October 1, 2010, MedQuist announced a $310 million financing to refinance its debt and to fund a special cash dividend of $4.70 per share to shareholders of record as of October 11, 2010. MedQuist’s press release also described the Exchange Agreement and stated that CBay had informed the Company it intended to make an exchange offer for the shares of all other MedQuist shareholders with the “terms of such exchange offer, if made” to be disclosed in subsequent SEC filings.
     36. On October 14, 2010, CBay used its portion of the special cash dividend proceeds to repay outstanding debt, including $104.1 million to redeem its convertible senior notes due 2015 held by Philips, which were issued as part of CBay’s acquisition of Philips’ interest in

MedQuist in 2008. The payment was made pursuant to a September 8, 2010 amendment of the convertible senior notes, which allowed CBay to redeem the notes at 108% of the outstanding principal on or prior to December 20, 1010. On October 14, 2010, CBay repaid the convertible notes at a premium of 108% of the outstanding principal amount along with accrued interest. In other words, CBay caused MedQuist to incur additional debt to allow CBay to pay off its debt to Philips that was incurred to acquire control of MedQuist.
     37. On October 18, 2010, CBay filed a registration statement on Form S-1 (“Form S-1”) with the SEC as the first step towards completing the IPO. On January 27, 2011, CBay changed its name from CBaySystems Holdings Limited to MedQuist Holdings Inc. and redomiciled from a British Virgin Islands company to a Delaware corporation. In connection with the redomiciliation, Holdings adjusted the number of its shares outstanding through a reverse share split, pursuant to which every 4.5 shares of CBay common stock outstanding prior to the redomiciliation was converted into one share of Holdings’ common stock upon redomiciliation. As indicated in the Prospectus, after accounting for the reverse share split, the closing price for CBay on the date it announced its intentions to delist from the AIM was the equivalent of $9.36 per share. In its application to list its shares on the NASDAQ and complete the IPO, Holdings identified an “expected” initial offering price of between $10.00 and $12.00 per share. This anticipated IPO price was restated in numerous public filings of Holdings, including in the Prospectus filed on February 3, 2011.
     38. On November 11, 2010, MedQuist announced strong third-quarter results, including a 34% increase in revenue and 56.8% increase in adjusted EBITDA over the third quarter of 2009.

     39. Further confirming that CBay’s plan to absorb MedQuist was a done deal, MedQuist on November 23, 2010 entered into a Trade Name License Agreement granting CBay a license to use the MedQuist trade name to identify CBay’s publicly-traded U.S. Company, CBay’s subsidiaries and CBay’s products and services.
     40. On February 3, 2011, Holdings commenced the Exchange Offer for all the issued and outstanding shares of MedQuist common stock that it does not currently own or have the right to acquire. In the Exchange, MedQuist minority shareholders will receive one share of Holdings’ common stock for each share of MedQuist stock tendered and accepted. The Exchange Offer is scheduled to expire at 5:00 p.m. E.S.T. on March 4, 2011, unless extended, and is conditioned on the completion of Holdings’ proposed IPO, the listing of Holdings’ common stock on the NASDAQ Global Market, and consummation of the Private Exchange.
     41. Despite the heavily promoted “expected” IPO price of $10.00-$12.00, Holdings’ shares began trading on February 4, 2011 at $8.00. In addition, although it initially indicated that the IPO would include 7.8 million shares of its stock, Holdings reduced the IPO to 4.5 million shares. Prior to the start of the IPO, MedQuist stock closed trading on February 3, 2011 at $10.00 per share.
     42. In spite of an underwhelming IPO and its admission in the Prospectus that an “[a]ctive U.S. public market for our common stock may not develop or be sustained after completion [of the IPO],” Holdings is strong-arming MedQuist minority shareholders into tendering into the Exchange. Though it announced that MedQuist stockholders are not required to tender their shares, Holdings has indicated that the public market for MedQuist stock may dry up as a result of the Exchange Offer and that “[y]ou will be affected by this exchange offer whether or not you tender your shares of [Medquist] common stock.”

     43. As noted in the Prospectus, depending on the number of shares tendered in the Exchange Offer, MedQuist stock “may be delisted from The NASDAQ Global Market which may adversely affect the liquidity and value of [MedQuist] stock held by investors for an indefinite period of time.” In addition, “following the completion of the exchange offer MedQuist may deregister under the Exchange Act.” MedQuist shareholders are further warned that “[i]f the number of holders of MedQuist Inc. common stock materially decreases, or if MedQuist Inc. common stock is delisted from The NASDAQ Global Market, equity research coverage of MedQuist Inc. common stock may be discontinued, which could adversely affect the liquidity and valuation of MedQuist Inc. common stock.”
     44. Holdings has characterized the Exchange Offer as a take-it-or-leave-it proposition, warning MedQuist minority shareholders that if they do not tender, “we make no assurance that you will be entitled to any future consideration from us.” In addition, and considering the 82.2% MedQuist stake that Holdings will have following consummation of the Private Exchange, Holdings has indicated that it may attempt to acquire the remaining shares of MedQuist whether minority shareholders like it or not. According to the Prospectus, if Holdings owns at least 90% of MedQuist following the Exchange Offer, it may attempt to merge MedQuist into Holdings without MedQuist shareholder approval pursuant to Delaware’s short-form merger statute.
     45. In addition, despite clear indications that Holdings’ shares may ultimately be worth less than the MedQuist stock they are tendering, MedQuist minority shareholders are denied appraisal or dissenters rights in the Exchange Offer, leaving them with virtually no recourse but to tender their shares in the Exchange Offer and hope for the best.
The Audit Committee Did Not Employ a Fair Process in Recommending the Exchange

     46. As Holdings intimidates the Company’s minority shareholders into tendering in the Exchange, the Audit Committee has submitted a blanket endorsement of the transaction that could not possibly be the product of a fully informed, independent evaluation. As disclosed in the Company’s January 21, 2011 Schedule 14D-9 filed with the SEC, at the Board’s request, the purportedly independent Audit Committee “reviewed and considered the Exchange Offer with its independent financial and legal advisors and, based solely upon the information provided to it by CBay and MedQuist, believes that the Exchange Offer will be fair to MedQuist shareholders (other than CBay and the shareholders participating in the Private Exchange) and, once the Exchange Offer has been commenced, intends to recommend that the MedQuist shareholders accept the Exchange Offer and tender their shares.” (emphasis added).
     47. Instead of conducting a meaningful analysis of the value of and market for Holdings’ shares prior to the IPO and the start of the Exchange Offer, the Audit Committee abdicated its duty to minority shareholders by blindly recommending the Exchange. If the Audit Committee had conducted its own analyses of the value of Holdings’ stock, it likely would have determined that the consideration offered to minority shareholders in the Exchange is wholly inadequate, a fact borne out by the $8.00 IPO price.
     48. Even the independence of the committee itself is in question. The Audit Committee reportedly consists “of directors unaffiliated with [Holdings].” It is believed to be comprised of Defendants Jastrem, O’Brien, Pinckert, and Vogel. These individuals, however, have direct affiliations with the SAC Defendants and are indebted to Holdings. When it purchased its controlling stake in Holdings, SAC quickly took control of the MedQuist Board and appointed Defendants Aquilina, Baker, Berger, and Seedman as directors on July 25, 2008.

The SAC-dominated Board then expanded the Board and elected Defendants Jastrem, O’Brien, and Vogel to the Board on September 4, 2008.
     49. Though identified at the time by Aquilina as “well-qualified and independent director candidates,” Jastrem, O’Brien and Vogel were obviously vetted and approved by the SAC Defendants. In fact, the SAC Defendants were likely already well acquainted with Defendants O’Brien and Vogel before they were considered for the MedQuist Board. On October 18, 2005, Defendant Berger and Defendant O’Brien both joined the board of directors of Kepner-Tregoe, Inc., with Defendant Berger appointed non-executive chairman of the board. In addition, Defendant Vogel was formerly an investment professional at Ripplewood Holdings, a private equity firm which also employed Defendants Aquilina, Baker, Berger, and Seedman, and for which Baker was a managing director and Berger was a founding member.
MedQuist Shareholders Must Choose Whether to Tender Shares Based on Materially Misleading and Incomplete Disclosures
     50. MedQuist and its controlling stockholder Holdings owe a fiduciary duty to MedQuist’s minority stockholders to make full and accurate material disclosures regarding the Exchange. However, the disclosures made regarding the Exchange have been materially misleading and incomplete, evidencing violations of the fiduciary duty of full disclosure.
     51. MedQuist filed a Schedule 14D-9 with the SEC on January 21, 2011 (the “14D9”) indicating that the Audit Committee “has reviewed and considered the Exchange Offer with its independent financial and legal advisors and, based solely upon the information provided to it by CBay and MedQuist, believes that the Exchange Offer will be fair to MedQuist shareholders (other than CBay and the shareholders participating in the Private Exchange) and, once the Exchange Offer has been commenced, intends to recommend that the MedQuist shareholders accept the Exchange Offer and tender their shares.” However, the 14D9 fails to provide the basis of the Audit Committee’s “belief” that the Exchange Offer will be fair to MedQuist shareholders as of January 21, 2011, including the information, advice, and/or other considerations that the Audit Committee relied upon in forming this belief. There is likewise inadequate disclosure regarding the Audit Committee’s powers and authority with respect to Holdings’ desire to affect the Exchange, such as whether the Audit Committee had the power (i) to reject Holdings’ proposal, (ii) to negotiate with Holdings for better terms on behalf of MedQuist’s minority stockholders, and (iii) to hire financial and legal advisors. Such information is obviously material to MedQuist minority stockholders deciding whether to tender their shares in the Exchange, since the Audit Committee’s role was to protect the minority stockholders’ interests vis a vis Holdings.
     52. The Prospectus repeatedly notes that Holdings expects the IPO price to be between $10.00 and $12.00 per share. However, the Prospectus fails to 1) explain how Holdings determined this value range, 2) identify the factors Holdings considered in making this determination, and 3) identify the data and/or other information Holdings relied upon in making this determination. Such information is material to MedQuist minority stockholders deciding whether to tender their shares into the Exchange, particularly in light of the fact that the actual IPO price of Holdings’ stock was $8.00 per share.
     53. The Prospectus notes that Holdings will “negotiate and determine the offering price of the shares offered in our initial public offering with the underwriters based on several factors.” Yet the Prospectus fails to describe 1) the “several factors” that Holdings and the underwriters will consider and/or negotiate in determining the IPO price and 2) the anticipated manner in which Holdings and the underwriters will “negotiate and determine” the IPO price. Again, such information is material to MedQuist minority stockholders deciding whether to tender their shares into the Exchange, particularly in light of the fact that the actual IPO price of Holdings’ stock was $8.00 per share.
Disclosures Regarding the Background of, and Reasons for, the Exchange Offer
     54. The Prospectus indicates that in the summer of 2010, during the course of consultations with its financial advisors and outside counsel, Holdings’ management “determined that a two-tiered private and public exchange offer was the best method for acquiring the remaining shares of MedQuist.” However, the Prospectus fails to indicate 1) the identity of the members of Holdings’ management who made this determination and whether any such persons also held management positions at MedQuist, 2) the identity of the financial advisors and outside counsel, 3) how Holdings’ management came to this determination and the factors it considered in doing so, and 4) any other methods Holdings’ management considered for acquiring the remaining shares of MedQuist. Such information is plainly material to MedQuist minority stockholders deciding whether to tender their shares into the Exchange.
     55. The Prospectus discloses that at a September 30, 2010 meeting of Holdings’ board of directors the two-tiered transaction structure was considered. According to the Prospectus, the Holdings’ board discussed the transaction structure with Holdings’ management, outside counsel and financial advisors, and thereafter the board “determined unanimously to approve the [P]rivate [E]xchange.” The Prospectus fails to 1) identify the outside counsel and financial advisors, 2) disclose the nature and content of the discussion between the Holdings’ board, Holdings’ management, outside counsel and financial advisors, and 3) provide Holdings’ board’s rationale for approving the Private Exchange. Such information is material to MedQuist minority stockholders deciding whether to tender their shares to Holdings in the Exchange, particularly in light of the fact that SAC will control far more of the surviving entity than it currently owns of

MedQuist, and the MedQuist minority stockholders will be collectively left with a smaller percentage of Holdings than they currently own in MedQuist.
     56. Similarly, while the Prospectus notes that the Holdings’ board of directors unanimously approved the Exchange Offer at its meeting on October 17, 2010, it does not indicate 1) what, if any, discussion and/or consideration of the Exchange Offer took place prior to the board’s approval, 2) the nature and content of the same, and 3) the parties who were present and/or who participated in any discussion and/or consideration of the Exchange Offer at the October 17, 2010 meeting. Again, such information is material to MedQuist minority stockholders deciding whether to tender their shares to Holdings in the Exchange, particularly in light of the fact that the Exchange is designed to circumvent the New Jersey Shareholders Protection Act.
     57. The Prospectus indicates that in choosing a “two-tiered” transaction structure, Holdings’ management “sought to choose a path consistent with recent precedents for transactions involving the acquisition of the minority interests of publicly traded companies by their principal stockholders, including review and approval by the independent directors of MedQuist Inc.” However, the Prospectus does not identify and adequately describe the “recent precedents” Holdings’ management reportedly relied upon. This is another material omission, particularly in light of the fact that the Exchange is designed to circumvent the New Jersey Shareholders Protection Act.
     58. The Prospectus indicates that if Holdings acquires full ownership of MedQuist it will, among other things, “eliminate potential conflicts of interests (sic) between us and MedQuist.” However, the Prospectus does not identify, elaborate upon, or otherwise explain these alleged conflicts and/or how they would be resolved through the transaction.

Disclosures Regarding MedQuist Stockholders’ Decision to Tender into the Exchange Offer
     59. The Prospectus asserts that depending on the number of shares of MedQuist stock tendered into the Exchange Offer, MedQuist stock may be delisted from the NASDAQ Global Market following the Exchange Offer. The Prospectus does not, however, disclose whether Holdings’ has established or identified a threshold number of MedQuist shares to be tendered in the Exchange upon which delisting will be effectuated and, if established, what that threshold is. It is material for MedQuist minority stockholders to be able to assess the substantial risk of delisting when deciding whether to tender into the Exchange.
     60. Similarly, the Prospectus indicates that whether MedQuist deregisters under the Exchange Act depends on, “among other factors, the number of remaining holders of [MedQuist] common stock.” The Prospectus doesn’t identify the “other factors” referenced. Further, although the Prospectus discloses that if there are less than 300 holders of MedQuist stock following the Exchange Offer, Holdings “may elect to deregister [MedQuist] common stock,” it does not indicate whether Holdings’ has any present intention to deregister MedQuist if less than 300 holders of MedQuist stock remain following the Exchange Offer. Again, such information is material to MedQuist’s minority stockholders.
     61. Finally, the Prospectus does not disclose whether MedQuist has retained an independent financial advisor to opine on the fairness of the Exchange Offer to MedQuist’s minority stockholders, and whether and/or when such an opinion will be disseminated to MedQuist stockholders. Such information is not only material to MedQuist’s minority stockholders, but the absence of an independent “fairness opinion” given to the Board or, in this case, the Audit Committee would also constitute a gross breach of fiduciary obligation by the members of that committee.
Disclosures Regarding Holdings’ Forum Selection Provision

     62. According to the Prospectus, the certificate of incorporation of Holdings requires that all stockholder litigation involving Holdings or its directors must be adjudicated in the Delaware Court of Chancery (the “Forum Selection Provision”). According to the Prospectus:
Our certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to the company or the company’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, or (iv) action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation.
     63. This disclosure is materially misleading and incomplete. Although some scholars and judges have suggested that a certificate provision requiring intra-corporate disputes be adjudicated in the state of incorporation might be valid, no court has adjudicated the validity of such a provision or a provision imposing a mandatory forum to adjudicate individual or statutory claims asserted by a stockholder. While the validity of the Forum Selection Provision may be an issue for another day to be raised by a Holdings stockholder, a reasonable MedQuist stockholder would want to know that no court has ruled on the validity of such a Forum Selection Provision and that they cannot be held to have consented to a provision that may be invalid. Furthermore, simply burying this disclosure on page 167 of the Prospectus cannot be deemed to constitute a knowing and voluntary relinquishment of a stockholder’s known right to assert claims in a forum other than the Delaware Court of Chancery.
COUNT I
Against Defendants for Breach of Fiduciary Duty
     64. Plaintiff repeats the allegations above as if set forth herein.

     65. Defendants owe fiduciary duties of loyalty, care and full disclosure to MedQuist’s public stockholders. The Exchange Offer, which substantially undervalues MedQuist’s minority stake, is not procedurally and financially fair in light of Holdings’ domination and control over MedQuist, including through, among other things, Holdings’ controlling stock interest. In addition, the Defendants have failed to fully and fairly disclose all material information to stockholders in order for them to make an informed decision in connection with the Exchange Offer.
     66. Since Holdings is MedQuist’s controlling stockholder, the Exchange Offer must be both procedurally and financially fair to MedQuist’s minority shareholders. Defendants cannot satisfy their burden of proving that the Exchange Offer is fair to MedQuist’s minority stockholders with respect to process and price. MedQuist minority stockholders have a reasonable expectation that they will be treated with entire fairness by Holdings.
     67. The Prospectus is materially misleading and incomplete. It fails to disclose that the prior offer to acquire MedQuist for $11 per share was rejected. It also fails to disclose material information about the Holdings Forum Selection Provision, which is likely invalid. It also fails to disclose other critical material information set forth herein that MedQuist stockholders need in order to make a fully informed decision whether to tender shares in the Exchange. MedQuist minority stockholders have a reasonable expectation that they will be provided with full material disclosures that will enable them to make an informed decision whether to tender.
     68. Additionally, Defendants have deliberately structured this transaction to circumvent the provisions of the New Jersey Shareholders Protection Act. This upsets the reasonable expectation of MedQuist minority stockholders that the Act will be adhered to and not circumvented through creative deal-structuring by Holdings’ advisors.
     69. As a result of the Defendants’ actions, Plaintiff and the Class will suffer irreparable injury, including, but not limited to, the unlawful deprivation of their valuable ownership in MedQuist.
     70. Unless enjoined by the Court, Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class, including, but not limited to, foisting the Exchange Offer upon Plaintiff and the Class notwithstanding the transaction’s unfairness to the Class.
     71. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in the favor of the Class and against Defendants as follows:
A.	Declaring that this action is properly maintainable as a class action;

B.	Declaring that Defendants have breached their fiduciary duty;

C.	Declaring that the Exchange Offer is not procedurally and financially fair to the Company’s minority stockholders;

D.	Appointing one or more provisional directors to the MedQuist board of directors pursuant to N.J. Stat. §14A: 12-7;

E.	Enjoining consummation of the Exchange Offer unless and until the transaction’s procedural and financial unfairness are rectified;

F.	Declaring that the Audit Committee is incapable of considering, evaluating, and/or negotiating the Exchange Offer on behalf of the Company’s minority stockholders;

G.	Awarding Plaintiff and the Class appropriate damages plus pre- and post-judgment interest;

H.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I.	Granting such other and further relief as this Court may deem just and proper.

Respectfully submitted, TRUJILLO RODRIGUEZ & RICHARDS, LLC
/s/ Lisa J. Rodriguez
Lisa Rodriguez
8 West Kings Highway Haddonfield, NJ 08033 Telephone: (856) 795-9002 Attorneys for Plaintiff

Dated: February 10, 2011
OF COUNSEL:
PRICKETT, JONES & ELLIOTT, P.A.
Michael Hanrahan
Paul A. Fioravanti, Jr.
Kevin H. Davenport
1310 N. King Street
P. O. Box 1328
Wilmington, Delaware 19899-1328
(302) 888-6500
BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
J. Quinn Kerrigan
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706
GOLDFARB BRANHAM LLP
Hamilton Lindley
Saint Ann Court
2501 N. Harwood St., Suite 1801
Dallas, TX 75201
(214) 583.2233

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